Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Year Ended December 31,
	2010		2009		2008		2007		2006
Earnings:
Income from continuing operations before income taxes	$252.0		$412.1		$642.2		$346.7		$11.7
Portion of rents representative of interest expense	4.9		5.8		5.6		5.2		8.4
Interest on indebtedness, including amortization of deferred loan costs	30.1		0.1		22.3		83.1		89.0
Amortization of capitalized interest	0.5		—		—		—		—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—		—		0.9		(0.6)

Earnings, as adjusted	$287.5		$418.0		$670.1		$435.9		$108.5

Fixed Charges:
Portion of rents representative of interest expense	$4.9		$5.8		$5.6		$5.2		$8.4
Interest on indebtedness, including amortization of deferred loan costs	30.1		0.1		22.3		83.1		89.0
Capitalized interest	102.5		74.7		41.2		11.2		1.5

Total fixed charges	$137.5		$80.6		$69.1		$99.5		$98.9

Ratio of earnings to fixed charges	2.09	x	5.19	x	9.70	x	4.38	x	1.10	x